

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Murray Auchincloss
Chief Financial Officer
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

> **Re: BP p.l.c.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated September 9, 2022**
> **File No. 001-06262**

Dear Murray Auchincloss:

We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Additional disclosures
Oil and natural gas
Resource progression, page 348

1. We have read your response to prior comment 15 and note your proposed enhanced discussion of the individual factors that contributed to the overall change in the line item for revisions of the previous estimates for your subsidiaries and equity-accounted entities and the separate discussion for just your subsidiaries. Please quantify for us the net amount attributable to each individual factor, positive and negative, that you identify, e.g. net positive revisions driven by price impacts and net negative revisions driven by well results.

Murray Auchincloss
BP p.l.c.
October 27, 2022
Page 2

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation